June 2013 Pricing Sheet dated June 28, 2013 relating to Preliminary Terms No. 912 dated June 25, 2013 Registration Statement No. 333-178081 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in U.S. and International Equities

Buffered Jump Securities Based on a Basket of One Equity Index and Two Exchange-Traded Funds due January 4, 2016
Principal at Risk Securities
PRICING TERMS – JUNE 28, 2013
Morgan Stanley
Issue price:	$10 per security
Stated principal amount:	$10 per security
Pricing date:	June 28, 2013
Original issue date:	July 3, 2013 (3 business days after the pricing date)
Maturity date:	January 4, 2016
Aggregate principal amount:	$3,559,000
Interest:	None
Basket:	Basket component	Bloomberg ticker symbol	Basket component weighting	Initial basket component value	Multiplier
	S&P 500® Index (the “SPX Index”)	SPX	50%	1,606.28	0.003112782
	iShares® MSCI EAFE Index Fund (the “EFA Shares”)	EFA	25%	$57.38	0.043569188
	iShares® MSCI Emerging Markets Index Fund (the “EEM Shares”)	EEM	25%	$38.57	0.064817215

We refer to the SPX Index as the underlying index, and the EFA Shares and the EEM Shares, collectively, as the underlying shares and, together with the underlying index, as the basket components.  Bloomberg ticker symbols are being provided for reference purposes only.

Payment at maturity:
•  If the final basket value is greater than the initial basket value:
$10 + the upside payment
•  If the final basket value is less than or equal to the initial basket value but greater than or equal to 90% of the initial basket value, meaning the value of the basket has remained unchanged or has declined by no more than the buffer amount of 10% from its initial value:
$10
•  If the final basket value is less than 90% of the initial basket value, meaning the value of the basket has declined by more than the buffer amount of 10% from its initial value:
$10 × (basket performance factor + 10%)
Because the basket performance factor will be less than 90% in this scenario, this amount will be less, and potentially significantly less, than the stated principal amount of $10, subject to the minimum payment at maturity of $1.00 per security.

Upside payment:	$2.00 per security (20% of the stated principal amount)
Basket percent change:	(final basket value – initial basket value) / initial basket value
Buffer amount:	10%
Basket performance factor:	final basket value / initial basket value
Minimum payment at maturity:	$1.00 per security (10% of the stated principal amount)
Initial basket value:
10, which is equal to the sum of the products of the initial basket component values of each of the basket components, as set forth under “Basket—Initial basket component value” above, and the applicable multiplier for each of the basket components.

Final basket value:	The basket closing value on the valuation date.
Basket closing value:
The basket closing value on any day is the sum of the products of the basket component closing values of each of the basket components and the applicable multiplier for each of the basket components on such date.

Basket component closing value:
On any day, i) in the case of the underlying index, the index closing value on such day for the underlying index or ii) in the case of each of the underlying shares, the share closing price times the adjustment factor on such day for such underlying shares.

Multiplier:
The initial multiplier for each basket component was set on the pricing date based on such basket component’s respective initial basket component value, so that each basket component represents its applicable basket component weighting in the predetermined initial basket value.  Each multiplier will remain constant for the term of the securities.  See “Basket—Multiplier” above.

Adjustment factor:	With respect to each of the underlying shares, 1.0, subject to adjustment for certain events affecting such underlying shares.
Valuation date:	December 29, 2015, subject to adjustment for index non-business days, non-trading days and certain market disruption events
CUSIP:	61762E885
ISIN:	US61762E8856
Listing:	The securities will not be listed on any securities exchange.
Agent:
Morgan Stanley & Co. LLC (“MS & Co.”), a wholly-owned subsidiary of Morgan Stanley.  See “Supplemental information regarding plan of distribution; conflicts of interest” in the accompanying preliminary terms.

Estimated value on the pricing date:	$9.5392 per security. See “Investment Summary” on page 3 of the accompanying preliminary terms.
Commissions and issue price:	Price to public(1)	Agent’s commissions(1)	Proceeds to issuer(2)
Per security	$10	$0.225	$9.775
Total	$3,559,000	$80,077.50	$3,478,922.50

(1)
Selected dealers, including Morgan Stanley Smith Barney LLC (an affiliate of the Agent), and their financial advisors will collectively receive from the Agent, MS & Co., a fixed sales commission of $0.225 for each security they sell.  For additional information, see “Supplemental information regarding plan of distribution; conflicts of interest” on page 22 of the accompanying preliminary terms and “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement for Jump Securities.

(2)	See “Use of proceeds and hedging” on page 20 of the accompanying preliminary terms.

“Standard & Poor’s®,” “S&P®,” “S&P 500®,” “Standard & Poor’s 500” and “500” are trademarks of Standard & Poor’s Financial Services LLC (“S&P”) and have been licensed for use by Morgan Stanley.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

You should read this document together with the preliminary terms describing the offering and the related product supplement, index supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 912 dated June 25, 2013
Product Supplement for Jump Securities dated August 17, 2012       Index Supplement dated November 21, 2011
Prospectus dated November 21, 2011

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at.www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.